UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gogo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38046C 109

(CUSIP Number)

Christopher P. Minnetian

Ripplewood Investments L.L.C.

One Rockefeller Plaza

New York, New York 10020

(212) 582-6700

with a copy to

Matthew E. Kaplan, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38046C 109

1.	Name of Reporting Person AC Acquisition I, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 19,745,497
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,745,497
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,745,497
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person OO

(1)	AC Acquisition I, LLC disclaims beneficial ownership of the securities shown as beneficially owned by AC Acquisition II, LLC and this Statement shall not be deemed an admission that it is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

CUSIP NO. 38046C 109

1.	Name of Reporting Person Ripplewood Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,745,497
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,745,497
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,745,497
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person PN

(1)	Ripplewood Partners II, L.P. disclaims beneficial ownership of the securities shown as beneficially owned by AC Acquisition II, LLC and this Statement shall not be deemed an admission that it is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

CUSIP NO. 38046C 109

1.	Name of Reporting Person AC Acquisition II, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,894,131
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,894,131
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,894,131
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person OO

(1)	AC Acquisition II, LLC disclaims beneficial ownership of the securities shown as beneficially owned by AC Acquisition I, LLC and this Statement shall not be deemed an admission that it is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

CUSIP NO. 38046C 109

1.	Name of Reporting Person Ripplewood Partners II Parallel Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,894,131
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,894,131
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,894,131
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person PN

(1)	Ripplewood Partners II Parallel Fund, L.P. disclaims beneficial ownership of the securities shown as beneficially owned by AC Acquisition I, LLC and this Statement shall not be deemed an admission that it is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

CUSIP NO. 38046C 109

1.	Name of Reporting Person Ripplewood Partners II G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,639,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,639,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,639,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person PN

CUSIP NO. 38046C 109

1.	Name of Reporting Person RP II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,639,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,639,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,639,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person OO

CUSIP NO. 38046C 109

1.	Name of Reporting Person Collins Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,639,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,639,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,639,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person PN

CUSIP NO. 38046C 109

1.	Name of Reporting Person Collins Family Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,639,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,639,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,639,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person CO

CUSIP NO. 38046C 109

1.	Name of Reporting Person Timothy C. Collins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,639,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,639,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,639,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person IN

CONTINUATION PAGES TO SCHEDULE 13D

Item 1	Security and Issuer

Common stock, par value $0.0001 per share

Gogo Inc. (the “Issuer”)

1250 N. Arlington Heights Road, Suite 500

Itasca, IL 60143

Item 2	Identity and Background

(a), (b), (c) This Statement on Schedule 13D (this “Statement”), is being filed jointly by (i) AC Acquisition I, LLC, a Delaware limited liability company (“AC I”); (ii) Ripplewood Partners II, L.P., a Delaware limited partnership; (iii) AC Acquisition II, LLC, a Delaware limited liability company (“AC II” and together with AC I, the “Ripplewood Investors”); (iv) Ripplewood Partners II Parallel Fund, L.P., a Delaware limited partnership; (v) Ripplewood Partners II G.P., L.P., a Delaware limited partnership; (vi) RP II GP, LLC, a Delaware limited liability company; (vii) Collins Family Partners, L.P., a Delaware limited partnership; (viii) Collins Family Partners, Inc., a Delaware corporation; and (ix) Timothy C. Collins, a United States citizen. Each person filing this statement is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The business address and principal office of each Reporting Person is One Rockefeller Plaza, 32nd Floor New York, NY 10020.

AC I is a limited liability company formed for investment purposes, and its sole member is Ripplewood Partners II, L.P., a private investment fund, the general partner of which is Ripplewood Partners II G.P., L.P., the general partner of which is RP II GP, LLC, the sole member of which is Collins Family Partners, L.P., which is managed by its general partner, Collins Family Partners, Inc. AC II is a limited liability company formed for investment purposes, which is managed by Ripplewood Partners II Parallel Fund, L.P., a private investment fund, the general partner of which is Ripplewood Partners II G.P., L.P., the general partner of which is RP II GP, LLC, the sole member of which is Collins Family Partners, L.P., which is managed by its general partner, Collins Family Partners, Inc. Mr. Collins is the president and sole shareholder of Collins Family Partners, Inc.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Prior to the consummation of the Issuer’s initial public offering on June 26, 2013 (the “IPO”), from December 31, 2009 through June 30, 2011, AC I acquired an aggregate of (i) 2,227.14 shares of Class A Senior Convertible Preferred Stock, (ii) 7,447.27 shares of Class B Senior Convertible Preferred Stock, (iii) 6,246.40 shares of Junior Convertible Preferred Stock, and (iv) 1,378,833.40 shares of Common Stock, and AC II acquired an aggregate of (i) 839.52 shares of Class A Senior Convertible Preferred Stock, (ii) 2,874.31 shares of Class B Senior Convertible Preferred Stock, (iii) 2,665.47 shares of Junior Convertible Preferred Stock, and (iv) 587,959.02 shares of Common Stock. The Ripplewood Investors acquired such shares through cash investment from working capital and through the conversion of other previously-acquired securities. All such previously-acquired securities were acquired through cash investment from working capital.

Upon the consummation of the Issuer’s IPO, the shares of preferred stock mandatorily converted to shares of common stock as follows:

•

Each share of Class A Senior Convertible Preferred Stock issued on July 1, 2010 and January 28, 2011 converted into a number of shares of common stock equal to (i) the applicable stated capital of each such share of Class A Senior Convertible Preferred Stock multiplied by (ii) 2, and divided by (iii) $17.00, the IPO price.

•

Each share of Class A Senior Convertible Preferred Stock issued on June 30, 2011 converted into a number of shares of common stock equal to the applicable stated capital of each such share Class A Senior Convertible Preferred Stock divided by the conversion price of $9.7087.

•

Each share of Class B Senior Convertible Preferred Stock converted into a number of shares of common stock equal to the applicable stated capital of each share of Class B Senior Convertible Preferred Stock divided by the conversion price of $9.7087.

•

Each share of Junior Convertible Preferred Stock converted into a number of shares of common stock equal to the applicable stated capital of each share of Junior Convertible Preferred Stock divided by the conversion price of $10.4369.

The shares of preferred stock were entitled to dividends accrued through the consummation of the IPO, which have been satisfied by increasing the applicable stated capital. The shares of common stock issued on conversion reflect accrued dividends added to stated capital and other adjustments. Fractional shares of common stock are settled in cash. The information in this Statement reflects a 103-for-1 stock split of the Issuer’s shares of common stock on June 17, 2013.

Item 4	Purpose of Transaction

The Ripplewood Investors acquired the shares of common stock reported herein for general investment purposes, and may elect to sell such shares in the ordinary course of business. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose all or a portion of the Issuer’s securities, in each case in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Mr. Collins and three employees of an affiliate of the Reporting Persons are members of the board of directors of the Issuer. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

The Reporting Persons reserve the right to increase or decrease their investment in the Issuer’s securities on such terms and at such times as they may decide and to change their intentions with respect to their investment in the Issuer’s securities, and there can be no assurance as to when, over what period of time, or to what extent they may decide to do so.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5	Interest in Securities of the Issuer

The information contained in Items 3 and 6 of this Statement is incorporated by reference herein.

(a) and (b). The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

AC I is a limited liability corporation and its sole member is Ripplewood Partners II, L.P., the general partner of which is Ripplewood Partners II GP, L.P., the general partner of which is RP II GP, LLC, the sole member of which is Collins Family Partners, L.P., which is managed by its general partner, Collins Family Partners, Inc. Each of Ripplewood Partners II, L.P., Ripplewood Partners II G.P., L.P., RP II GP, LLC, Collins Family Partners, L.P., and Collins Family Partners, Inc. disclaims beneficial ownership of the securities owned by AC I except to the extent of its pecuniary interest. Mr. Collins, as the president and sole shareholder of Collins Family Partners, Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by AC I. Mr. Collins disclaims such beneficial ownership, except to the extent of any pecuniary interest, and this Statement shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13 or for any other purpose. Each of AC II and Ripplewood Partners II Parallel Fund, L.P. disclaims beneficial ownership of the securities shown as beneficially owned by AC I and this Statement shall not be deemed an admission that it is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

AC II is a limited liability company which is managed by Ripplewood Partners II Parallel Fund, L.P., the general partner of which is Ripplewood Partners II G.P., L.P., the general partner of which is RP II GP, LLC, the sole member of which is Collins Family Partners, L.P, which is managed by its general partner, Collins Family Partners, Inc. Each of Ripplewood Partners II Parallel Fund, L.P., Ripplewood Partners II G.P., L.P., RP II GP, LLC, Collins Family Partners, L.P, and Collins Family Partners, Inc. disclaims beneficial ownership of the securities owned by AC II except to the extent of its pecuniary interest. Mr. Collins, as the president and sole shareholder of Collins Family Partners, Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by AC II. Mr. Collins disclaims such beneficial ownership, except to the extent of any pecuniary interest, and this Statement shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13 or for any other purpose. Each of AC I and Ripplewood Partners II, L.P. disclaims beneficial ownership of the securities shown as beneficially owned by AC II and this Statement shall not be deemed an admission that it is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The aggregate percentage of shares of common stock reported as beneficially owned by each Reporting Person were calculated based upon 84,918,818 shares of common stock outstanding, which is the total number of shares of common stock outstanding as reported in the prospectus dated June 20, 2013 and filed with the Securities and Exchange Commission on June 24, 2013 in connection with the Issuer’s IPO, and giving effect to the IPO.

(c) See Item 3 above and the responses of each of the Ripplewood Investors with respect to Rows 11 and 12 of the cover pages of this Statement that relate to the aggregate number of shares of Common Stock (including but not limited to footnotes to such information), which are incorporated herein by reference.

(d) Except as otherwise described herein, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Registration Rights Agreement

On December 31, 2009, the Ripplewood Investors entered into a registration rights agreement, or the “Registration Rights Agreement,” with the Issuer and certain other stockholders party thereto. The registration of shares of common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The Issuer will pay the registration expenses, other than underwriting discounts and commissions and certain counsel or advisor fees as described therein, of the shares registered pursuant to the demand and piggyback registrations described below.

The demand and piggyback registration rights described below will commence 180 days after the closing of the IPO and with respect to shareholders who held Class A Senior Convertible Preferred Stock prior to it being converted into common stock will be in effect for the following eighteen months, while the registration rights for other stockholders with such rights shall continue perpetually. The Issuer is not required to effect more than two demand registrations in any 12-month period or any demand registration within 180 days following the date of effectiveness of any other Registration Statement. If the board of directors (or an authorized committee thereof) of the Issuer, in its reasonable good faith judgment determines that the filing of a Registration Statement will materially affect a significant transaction or would force the Issuer to disclose confidential information which is adverse to the Issuer’s interest, then the board of directors may delay a required Registration Filing for periods of up to 90 days, so long as the periods do not aggregate to more than 120 days in a twelve-month period. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights. Under the terms of the Registration Rights Agreement, the holders of 67,528,200 shares of common stock may, under certain circumstances and provided they meet certain thresholds described in the Registration Rights Agreement, make a written request to the Issuer for the registration of the offer and sale of all or part of the shares subject to such registration rights, or Registrable Securities. If the Issuer is eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of Registrable Securities may make a written request to the Issuer for the registration of the offer and sale of all or part of the Registrable Securities provided that the Registrable Securities to be registered under such short-form registration have an aggregate market value, based upon the offering price to the public, equal to at least $15.0 million.

Piggyback Registration Rights. If the Issuer registers the offer and sale of any of Issuer securities (other than a registration statement relating to an initial public offering or on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of the Issuer pursuant to any employee benefit plan, respectively) either on the Issuer’s behalf or on the behalf of other security holders, the holders of the Registrable Securities under the Registration Rights Agreement are entitled to include their Registrable Securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of Registrable Securities included in the underwritten offering if the underwriters believe that including these shares would have a materially adverse effect on the offering. If the number of Registrable Securities is limited by the managing underwriter, the securities to be included first in the registration will depend on whether the Issuer or certain holders of Issuer securities initiate the Piggyback registration. If the Issuer initiates the Piggyback registration, the Issuer is required to include in the offering (i) first, the securities it proposes to sell and (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder. If the holder of Registrable Securities initiates the Piggyback registration, it is required to include in the offering (i) first, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder and (ii) second, the securities the Issuer proposes to sell.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock-Up Agreement

The Ripplewood Investors, the Issuer, all directors and officers of the Issuer and the holders of substantially all of the Issuer’s securities, have signed lock-up letter agreements under which they have agreed, subject to certain exceptions, that, without the prior written consent of each of (i) the Issuer’s board of directors and (ii) only following the prior written consent of the Issuer’s board of directors, Morgan Stanley & Co. LLC on behalf of the underwriters, they will not, during the period ending 180 days after June 20, 2013:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, the Issuer and each such person agreed that, without the prior written consent of each of (i) the Issuer’s board of directors and (ii) only following the prior written consent of the Issuer’s board of directors, Morgan Stanley & Co. LLC on behalf of the underwriters, they will not, during the period ending 180 days after June 20, 2013, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit 7.1: Joint Filing Agreement, dated July 8, 2013

Exhibit 7.2: Power of Attorney

Exhibit 7.3: Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein, incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 (No. 333-178727)

Exhibit 7.4: Lock-Up Letter Agreement executed by AC Acquisition I, LLC and AC Acquisition II, LLC

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 8, 2013

AC ACQUISITION I, LLC

By: Ripplewood Partners II, L.P., as its sole member

By: Ripplewood Partners II G.P., L.P., as its general partner

By: RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

RIPPLEWOOD PARTNERS II, L.P.

By: Ripplewood Partners II G.P., L.P., as its general partner

By: RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

AC ACQUISITION II, LLC

By: Ripplewood Partners II Parallel Fund, L.P., as its managing member

By: Ripplewood Partners II G.P., L.P., as its general partner

By: RP II GP, LLC, as its general partner,

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

RIPPLEWOOD PARTNERS II PARALLEL FUND, L.P.

By: Ripplewood Partners II G.P., L.P., as its general partner

By: RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

RIPPLEWOOD PARTNERS II G.P., L.P.

By: RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

RP II GP, LLC

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

COLLINS FAMILY PARTNERS, L.P.

By: Collins Family Partners, Inc., as its general partner

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

COLLINS FAMILY PARTNERS, INC.

By:	/s/ Christopher P. Minnetian
Name:	Christopher P. Minnetian
Title:	Secretary

TIMOTHY C. COLLINS

*
Timothy C. Collins

*By:	/s/ Christopher P. Minnetian
Christopher P. Minnetian
As Attorney-in-Fact